As filed with the Securities and Exchange Commission on March 1, 2004

Registration No. 333-[______]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

AVANEX CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	94-3285348
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

40919 Encyclopedia Circle
Fremont, California 94538
(510) 897-4188
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Walter Alessandrini
President and
Chief Executive Officer
Avanex Corporation
40919 Encyclopedia Circle
Fremont, California 94538
(510) 897-4188
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark A. Bertelsen, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class	Amount	Offering	Aggregate	Amount of
of Securities to	to be	Price	Offering	Registration
be Registered	Registered (1)	Per Share (2)	Price(3)	Fee

Common Stock, par value $0.001 per share	8,783,715 shares	$4.93	$43,303,714.95	$5,486.58

(1)	A portion of the shares of common stock being registered hereunder are issuable upon exercise of investment rights held by the selling stockholders named in the accompanying prospectus or prospectus supplement. In accordance with Rule 416(a), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of computing the amount of the registration fee and computed pursuant to Rule 457 under the Securities Act of 1933 based upon the average of the high and low prices of the common stock on February 25, 2004 as reported on the Nasdaq National Market.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

(Subject to completion, dated March 1, 2004)

8,783,715 Shares

AVANEX CORPORATION

Common Stock

     This prospectus is part of a registration statement that we filed with the SEC using the “shelf” registration process. It relates to the public offering, which is not being underwritten, of 8,783,715 shares of our common stock that are held by the selling stockholders identified on page 22 of this prospectus. We issued 7,319,761 shares of our common stock to the selling stockholders in a private placement in February 2004. The remaining 1,463,954 shares are issuable upon exercise of additional investment rights sold to the selling stockholders in the private placement. We will not receive any proceeds from the sale of shares by the selling stockholders.

     Sales of our common stock using this prospectus may be made directly to purchasers or through underwriters, broker-dealers or agents. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 24.

     Our common stock is listed on the Nasdaq National Market under the symbol “AVNX.” On February 27, 2004, the last sale price of our common stock was $5.27 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated March ___, 2004

THE COMPANY
RECENT DEVELOPMENTS
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 23.3

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

THE COMPANY

     We are a global provider of cost-effective, high-performance photonic processing solutions that enable optical communications networks to achieve next-generation performance.

     Our photonic processing solutions are used by telecommunications system integrators and their network carrier customers to enhance system performance and increase network speed and efficiency. Communications network carriers deploy fiber optic transmission systems to improve the networks’ ability to transmit and manage the high volume of voice, video and data traffic generated by the growth of the Internet. Our photonic processing technologies are designed to increase the performance of these optical transmission systems.

     Fundamentally, photonic processing technologies increase the speed and capacity of fiber optic networks. More specifically, they directly increase the number of wavelengths of light that can travel on optical networks, and they extend the distance an optical signal can travel without electrical regeneration, a process which adds expense and complexity to network transmission systems. Unlike optical system components, our photonic processing solutions perform optical signal processing and influence systems architecture. Our photonic processor solutions are micro-optics based devices, modules or sub-systems with built-in optical processing algorithms.

     Our product families are organized into seven solution categories: Multiplexing, Transmission, Amplification, Dispersion Management, Switching and Routing, Monitoring, and Network Managed Subsystems. Within each of these categories, we offer numerous products to address the needs of our customers.

     We were founded in October 1997, and began making volume shipments of our products during the quarter ended September 30, 1999. We were incorporated in October 1997 as a California corporation, and in January 2000, were reincorporated as a Delaware corporation. Our executive offices are located in 40919 Encyclopedia Circle, Fremont, California, 94538, and our telephone number is (510) 897-4188. In addition to our facilities in Fremont, we also maintain facilities in Erwin Park, N.Y., Nozay, France, and San Donato, Italy. The facilities also are home to Avanex’s Centers of Excellence for specialized research and manufacturing.

RECENT DEVELOPMENTS

     On February 13, 2004, we sold 7,319,761 shares of our common stock for $5.49 per share in a private placement to institutional investors. We also issued to such investors additional investment rights to purchase up to an additional 1,463,954 shares of our common stock at $5.49 per share. These additional investment rights are exercisable immediately after the closing date of the private placement and are expected to expire 60 trading days after the date the registration statement becomes effective. The gross proceeds to us were approximately $40.2 million, or $48.2 million if the additional investment rights are exercised in full. We intend to use the proceeds for general corporate purposes. We will not receive any proceeds from the selling stockholders from the sale of the shares pursuant to this prospectus.

     Under a securities purchase agreement dated February 11, 2004, we agreed to register for resale the shares of our common stock sold in the private placement and the shares issuable upon exercise of the additional investment rights. Pursuant to that agreement, we have filed with the Securities and Exchange Commission a registration statement, of which this prospectus is a part, to register for resale those shares.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to Avanex that are based on the beliefs of the management of Avanex as well as assumptions made by and information currently available to the management of Avanex. Statements that are not based on historical facts, which can be identified by the use of such words as “likely,” “will,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of Avanex as of the date of this prospectus and they involve many risks and uncertainties, such as those described below. These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, Avanex’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, problems or delays in integrating the businesses acquired from Alcatel, Corning and Vitesse Semiconductor, or in reducing the cost structure of the combined Company, Avanex’s inability to achieve the anticipated benefits of the acquired businesses, any slowdown or deferral of new orders for our products, higher than anticipated expenses Avanex may incur in future quarters or the inability to identify expenses which can be eliminated. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward looking statements.

RISK FACTORS

     Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference herein.

Market conditions in the telecommunications industry may significantly harm our financial position.

     We sell our products primarily to a few large customers in the telecommunications industry for use in infrastructure projects. In the past few years, there has been a significant reduction in spending for infrastructure projects in the telecommunications industry. Certain large telecommunications companies who were customers or potential customers of ours have suffered severe business setbacks and face uncertain futures. There is currently a perception that an oversupply of communications bandwidth exists. This perceived oversupply, coupled with the current economic downturn, may lead to continued reductions in telecommunications infrastructure spending, and our customers may continue to cancel, defer or significantly reduce their orders for our products. Reduced infrastructure spending has caused and may continue to cause increased price competition, resulting in a decline in the prices we charge for our products. If our customers and potential customers continue to reduce their infrastructure spending, or if the prices we charge continue to decline, our revenues may be adversely affected.

We have a history of losses, and such losses are likely to continue if we are unable to increase our revenues and further reduce our costs.

     We have never been profitable. We have experienced operating losses in each quarterly and annual period since our inception in 1997, and we may continue to incur operating losses for the foreseeable future. As of December 31, 2003, we had an accumulated deficit of $448 million. Also, for the quarter ended December 31, 2003, we had negative operating cash flow, and we expect to continue to incur negative operating cash flow in future periods.

     Due to insufficient cash generated from operations, we have funded our operations primarily through the sale of equity securities, bank borrowings, equipment lease financings, and other strategic transactions. Although we implemented cost reduction programs in fiscal 2003 and fiscal 2004, we continue to have significant fixed expenses, and we expect to continue to incur considerable manufacturing, sales and marketing, product development and administrative expenses. In addition, we completed our acquisitions of the optical components businesses of Alcatel and Corning in July 2003. The costs and operating expenses of the combined company are significantly greater than the costs and operating expenses of Avanex as a stand-alone company. As a result, the combined operations of Avanex and the optical components businesses of Alcatel and Corning have substantially increased the rate at which Avanex utilizes its cash resources. If we fail to generate higher revenues and increase our gross margins while containing our costs and operating expenses, our financial position will be harmed significantly. Our revenues may not grow in the future, and we may never generate sufficient revenues to achieve profitability.

Difficulties in integrating our acquisitions of the optical components businesses of Alcatel and Corning could adversely impact our business.

     We completed the acquisitions of the optical components businesses of Alcatel and Corning in July 2003. These acquisitions are the largest acquisitions we have completed, and the complex process of integrating these businesses has required, and will continue to require, significant resources. Integrating the businesses acquired from Alcatel and Corning has been and will continue to be time consuming, expensive and disruptive to our business. This integration process will continue to result in the diversion of management and financial resources from our core business objectives. Failure to achieve the anticipated benefits of these acquisitions or to successfully integrate the operations of the acquired businesses could harm our business, results of operations and cash flows. We may not realize the benefits we anticipate from these acquisitions because of the following significant challenges:

•	expected synergistic benefits from the acquisitions, such as lower costs, may not be realized or may be realized more slowly than anticipated, particularly with regard to costs associated with a reduction in headcount and facilities;

•	potentially incompatible cultural differences between the businesses;

•	incorporating technology and products acquired from Alcatel and Corning into our current and future product lines;

•	generating market demand for an expanded product line;

•	integrating products acquired from Alcatel and Corning with our business;

•	geographic dispersion of operations;

•	integrating technical teams acquired from Alcatel and Corning with our engineering organization;

•	some of Alcatel’s and Corning’s suppliers, distributors, customers and licensors are our competitors or work with our competitors, and as a result may terminate their business relationships with us; and

•	our inability to retain previous customers or employees of Alcatel and Corning.

     As a result of the acquisitions of the optical components businesses of Alcatel and Corning, we acquired approximately 1,117 employees from Alcatel and Corning, primarily located in New York, the United Kingdom, France and Italy. Prior to these acquisitions, most of our employees had been based at or near our headquarters in Fremont, California. As a result, we face challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs. The inability to successfully manage the substantially larger and geographically diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock.

     We have incurred and expect to continue to incur significant costs and commit significant management time integrating the operations, technology, development programs, products, information systems, customers and personnel of the businesses acquired from Alcatel and Corning. These costs have been and will likely continue to be substantial and include costs for:

•	converting, integrating and upgrading information systems, including the extremely complex and time-consuming integration of data from Alcatel and Corning’s incompatible enterprise resource planning systems with our system;

•	integrating and reorganizing operations, including combining teams, facilities and processes in various functional areas;

•	identifying duplicative or redundant resources and facilities, developing plans for resource consolidation and implementing those plans;

•	professionals and consultants involved in completing the integration process;

•	vacating, subleasing and closing facilities;

•	employee relocation, redeployment or severance costs;

•	integrating technology and products; and

•	our financial advisor, legal, accounting and financial printing fees.

     In addition to the significant costs associated with converting and integrating Alcatel’s and Corning’s information systems, there are other significant risks associated with this process. For example, while migrating Alcatel or Corning data to our information system, we could lose such data or such data may be inaccessible to us during the lengthy integration process. In addition, we are in the process of upgrading our information systems, which will be costly and will further divert management’s attention.

Our future revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

     Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate significantly in the future. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation, the following:

•	the current economic downturn and other developments in the telecommunications industry, including the severe business setbacks of customers or potential customers and the current perceived oversupply of communications bandwidth;

•	our ability to control expenses, particularly in light of the current economic downturn;

•	fluctuations in demand for and sales of our products, which will depend upon the speed and magnitude of the transition to an all-optical network, the acceptance of our products in the marketplace, and the general level of spending on infrastructure projects in the telecommunications industry;

•	cancellations of orders and shipment rescheduling;

•	changes in product specifications required by customers for existing and future products;

•	satisfaction of contractual customer acceptance criteria and related revenue recognition issues;

•	our ability to maintain appropriate manufacturing capacity, and particularly to limit excess capacity commensurate with the volatile demand levels for our products;

•	our ability to successfully complete a transition to an outsourced manufacturing model;

•	the ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products, in the quantity and of the quality we require;

•	the mix of our products sold;

•	the current practice of companies in the telecommunications industry of sporadically placing large orders with short lead times;

•	competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which we sell our photonic processor solutions and products, including competitors with substantially greater resources than we have;

•	our ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;

•	the availability and cost of components for our products;

•	new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent or later quarter;

•	the unpredictability of customer demand and difficulties in meeting such demand; and

•	costs associated with, and the outcome of, any litigation to which we are, or may become, a party.

     A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development, and general and administrative functions, is fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be seriously harmed.

     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is possible that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.

We rely on a limited number of customers for a substantial portion of our revenue, and any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm our operating results.

     To date we have depended upon a small number of customers for a substantial portion of our revenue. Four customers accounted for an aggregate of 73% of our net revenue in the six months ended December 31, 2003. We expect that the majority of our revenues will continue to depend on sales of our products to a small number of customers. If current customers do not continue to place significant orders, or if they cancel or delay current orders, we may not be able to replace these orders. In addition, any negative developments in the business of existing customers could result in significantly decreased sales to these customers, which could seriously harm our revenues and results of operations. We have experienced, and in the future we may experience, losses as a result of the inability to collect accounts receivable, as well as the loss of ongoing business from customers experiencing financial difficulties. If our customers fail to meet their payment obligations, we could experience reduced cash flows and losses in excess of amounts reserved. Because of our reliance on a limited number of customers, any decrease in revenues from, or loss of, one or more of these customers without a corresponding increase in revenues from other customers would harm our operating results.

We have a limited operating history, which makes it difficult to evaluate our prospects.

     We are in the optical systems and components industry. We were first incorporated in October 1997. Because of our limited operating history, we have limited insight into trends that may emerge in our industry and affect our business. The revenue and income potential of the optical systems and components industry, and our business in particular, are unproven. As a result of our limited operating history, we have limited financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are in a new and rapidly evolving industry.

Our customers are under no obligation to buy significant quantities of our products, and may cancel or delay purchases with minimal advance notice to us.

     Our customers typically purchase our products pursuant to individual purchase orders. While we have executed long-term contracts with some of our customers, and may enter into additional long-term contracts with other customers in the future, these contracts do not obligate our customers to buy significant quantities of our products. Our customers may cancel, defer or decrease purchases without significant penalty and with little or no advance notice. Further, certain of our customers have a tendency to purchase our products near the end of a fiscal quarter. Cancellation or delays of such orders may cause us to fail to achieve that quarter’s financial and operating goals. Decreases in purchases, cancellations of purchase orders, or deferrals of purchases may significantly harm our business, particularly if they are not anticipated.

We may face risks related to a concentration of research and development efforts on a limited number of key industry standards and technologies.

     In the past, we have concentrated our research and development efforts on a limited number of technologies that we believed had the best growth prospects. If we are unable to develop commercially viable products using these technologies, or these technologies do not become generally accepted, our business will likely suffer.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers in a timely manner.

     We currently offer products in seven solution categories: Multiplexing, Transmission, Amplification, Dispersion Management, Switching and Routing, Monitoring, and Network Managed Subsystems. The markets for our products are characterized by rapid technological change, frequent new product introduction, changes in customer requirements, and evolving industry standards. Our future performance will depend upon the successful development, introduction and market acceptance of new and enhanced products that address these changes. We may not be able to develop the underlying core technologies necessary to create new or enhanced products, or to license or otherwise acquire these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations;

•	changing market or competitive product requirements; and

•	unanticipated engineering complexities.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, or on a timely basis. In addition, the introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. To the extent customers defer or cancel orders for existing products due to the expectation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to competitive products, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

The vigorous competition in the optical components industry has led to the continued erosion of sales prices, and the failure to develop new products that are less susceptible to price competition may adversely affect our business.

     Competition in the optical systems and components industry has contributed to substantial price-driven competition. As a result, sales prices for specific products have tended to decrease over time at varying rates, in some instances significantly. Price pressure is exacerbated by the rapid emergence of new technologies and the evolution of technical standards, which can greatly diminish the value of products relying on older technologies and standards. In addition, overcapacity and the current economic and industry downturn in the telecommunications industry have increased pricing pressures in fiscal 2003 and the first and second quarters of fiscal 2004. Pricing pressures are expected to continue for the foreseeable future, which may continue to adversely affect our operating results.

We expect competition in our industry to increase, and if we are unable to compete successfully our revenues could decline further and harm our operating results.

     We believe that our principal competitors in the optical systems and components industry include Bookham Technology, DiCon Fiberoptics, Finisar, Fujitsu, Hitachi Cable, Opnext, Inc., JDS Uniphase, NEC, Oplink Communications, Triquint Semiconductor and WaveSplitter Technologies. We may also face competition from companies that choose to expand into our industry in the future.

     Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines.

     Consolidation in the optical systems and components industry could intensify the competitive pressures that we face. For example, three of our historical competitors, JDS Uniphase, SDL, and E-Tek Dynamics have merged over the past several years to become a single, more formidable competitor. This merged company has announced its intention to offer more integrated products that could make our products less competitive.

     Some existing customers and potential customers are also our competitors. These customers may develop or acquire additional competitive products or technologies in the future, which may cause them to reduce or cease their purchases from us. Further, these customers may reduce or discontinue purchasing our products if they perceive us as a serious competitive threat with regard to sales of products to their customers. As a result of these factors, we expect that competitive pressures will intensify and may result in price reductions, reduced margins and loss of market share.

Delays, disruptions or quality control problems in manufacturing could result in delays in shipments of products to customers and adversely affect our business.

     We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our third party manufacturers, and, as a result, product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our business. Furthermore, even if we are able to timely deliver products to our customers, we may be unable to recognize revenue based on our revenue recognition policies. In the past, we have experienced disruptions in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields, delays in the shipment of our products and deferral of revenue recognition. Any disruptions in the future could adversely affect our revenues, gross margins and results of operations. Changes in our manufacturing processes or those of our third party manufacturers, or the inadvertent use of defective materials by our third party manufacturers or us, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Lower than expected manufacturing yields could delay product shipments and further impair our gross margins. We may need to develop new manufacturing processes and techniques that will involve higher levels of automation to improve our gross margins and achieve the targeted cost levels of our customers. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

If we are unable to accurately forecast component and material requirements, our results of operations will be adversely affected.

     We use a rolling six-month to twelve-month demand forecast based on anticipated and historical product orders to determine our component and material requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. It is very difficult to develop accurate forecasts of product demand, especially given the current uncertain conditions in the telecommunications industry. Order cancellations and lower order volumes by our customers have in the past created excess inventories. For example, the inventory write-offs taken in the years ended June 30, 2003, and June 30, 2002 were primarily the result of our inability to anticipate the sudden decrease in demand for our products. Cumulatively, we have recorded $47.6 million of inventory write-offs since our inception. If we fail to accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials in the future, we could incur additional inventory write-offs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively affect our results of operations.

If our customers do not qualify our manufacturing processes they may not purchase our products, and our operating results could suffer.

     Certain of our customers will not purchase our products prior to qualification of our manufacturing processes and approval of our quality assurance system. The qualification process determines whether the manufacturing line meets the quality, performance and reliability standards of our customers. These customers may also require that we, and any manufacturer that we may use, be registered under international quality standards, such as ISO 9001. In August 2000, we successfully passed the ISO 9001 registration audit and received formal registration of our quality assurance system at our Fremont facility, and we have passed subsequent reviews as well. Delays in obtaining customer qualification of our manufacturing processes or approval of our quality assurance system may cause a product to be removed from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

     All of the sites acquired as a result of the acquisitions of the optical components businesses of Alcatel and Corning are currently certified to ISO 9001.

We may lose orders and customers if we are unable to commit to deliver sufficient quantities of our products to satisfy customers’ needs.

     Communications service providers and optical systems manufacturers historically have required that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer’s anticipated needs, we may lose the opportunity to make significant sales to that customer over a lengthy period of time. In addition, we may be unable to pursue large orders if we do not have sufficient manufacturing capacity to enable us to provide customers with specified quantities of products. If we cannot deliver sufficient quantities of our products, we may lose business, which could adversely impact our business, financial condition, and results of operations.

Our dependence on independent manufacturers may result in product delivery delays and may harm our operations.

     We rely on a small number of outsourced manufacturers to manufacture a portion of our subassemblies. We intend to develop further our relationships with these manufacturers so that they will eventually manufacture many of our high volume key components and subassemblies, and possibly a substantial portion of our finished products, in the future. The qualification of these independent manufacturers under quality assurance standards is an expensive and time-consuming process. Our independent manufacturers have a limited history of manufacturing optical subcomponents, and have no history of manufacturing our products on a turnkey basis. Any interruption in the operations of these manufacturers, or any deficiency in the quality or quantity of the subcomponents or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers. As a result, we may lose existing or potential customers. We have limited experience in working with outsourced manufacturers, and do not have contracts in place with many of these manufacturers. As a result, we may not be able to effectively manage our relationships with these manufacturers. If we cannot effectively manage our manufacturing relationships, or if these manufacturers fail to deliver components in a timely manner, we could experience significant delays in product deliveries, which may have an adverse effect on our business and results of operations. Increased reliance on outsourced manufacturing, and the ultimate disposition of our manufacturing capacity in the future, may result in impairment charges relating to our long-lived assets in future periods, which would have an adverse impact on our business, financial condition and results of operations.

If we do not improve our gross margin our financial condition and results of operations will be adversely impacted.

     Our ability to achieve profitability depends on our ability to control costs and expenses in relation to sales and to increase our gross margin. During the fiscal quarter ended December 31, 2003, our gross margin percentage was negative 34%. Because the majority of our manufacturing costs are relatively fixed, our inability to maintain appropriate manufacturing capacity in relation to our sales negatively impacts our gross margin. In addition, over our limited operating history, the average selling prices of our products have decreased, and we expect this trend to continue. Future price decreases may be due to a number of factors, including competitive pricing pressures, rapid technological change and sales discounts. Therefore, to improve our gross margin, we must develop and introduce new products and product enhancements on a timely basis and reduce our costs of production. Moreover, as our average selling prices decline, we must increase our unit sales volume, or introduce new products, to maintain or increase our revenues. If our average selling prices decline more rapidly than our costs of production, our gross margin will decline, which could adversely impact our business, financial condition and results of operations. If we are unable to achieve a positive gross margin in the future, our cash flows from operations will be negatively impacted and we would be unable to achieve profitability.

Our products may have defects that are not detected until full deployment of a customer’s network, which could result in a loss of customers and revenue and damage to our reputation.

     Our products are designed to be deployed in large and complex optical networks and must be compatible with existing and future components of such networks. Our products can only be fully tested for reliability when deployed in networks for long periods of time. Our products may not operate as expected, and our customers may discover errors, defects, or incompatibilities in our products only after they have been fully deployed and are operating under peak stress conditions. If we are unable to fix errors or other problems, we could experience:

•	loss of customers or customer orders;

•	loss of or delay in revenues;

•	loss of market share;

•	loss or damage to our brand and reputation;

•	inability to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

     We may be required to indemnify our customers against certain liabilities arising from defects in our products. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. To date, product defects have not had a material negative effect on our business, financial condition or results of operations. However, we cannot be certain that product defects will not have a material negative effect on our business, financial condition or results of operations in the future.

We depend on key personnel to manage our business effectively, and if we are unable to hire and retain qualified personnel, our ability to sell our products could be harmed.

     Our future success depends, in part, on certain key employees and on our ability to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly engineering, sales or marketing personnel, may seriously harm our business, financial condition and results of operations. None of our officers or key employees has an employment agreement for a specific term, and these employees may terminate their employment at any time. For example, four of our executive officers left Avanex in the second quarter of fiscal 2003, and two of our executive officers left Avanex in the second quarter of fiscal 2004. We do not have key person life insurance policies covering any of our employees. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs.

While we have expanded our international operations as a result of the acquisitions of the optical components businesses of Alcatel and Corning, we face risks that could prevent us from successfully manufacturing, marketing and distributing our products internationally.

     As a result of the acquisitions of the optical components businesses of Alcatel and Corning, we expanded our international operations, including expansion of overseas product manufacturing, and we may continue to expand internationally in the future. Further, we have increased international sales and intend to further increase our international sales and the number of our international customers. This expansion has required and will continue to require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. We may not be able to maintain international market demand for our products. We currently have little or no experience in manufacturing, marketing and distributing our products internationally. In addition, international operations are subject to inherent risks, including, without limitation, the following:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulties inherent in managing remote foreign operations;

•	difficulties and costs of staffing and managing foreign operations with personnel who have expertise in optics;

•	import or export licensing and product certification requirements;

•	tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

•	potential adverse tax consequences;

•	seasonal reductions in business activity in some parts of the world;

•	burdens of complying with a wide variety of foreign laws, particularly with respect to intellectual property, license requirements, employment matters and environmental requirements;

•	the impact of recessions in economies outside of the United States;

•	unexpected changes in regulatory or certification requirements for optical systems or networks; and

•	political and economic instability, terrorism and war.

     Historically our international revenues and expenses have been denominated predominantly in U.S. dollars; however, as a result of the acquisitions of the optical components businesses of Alcatel and Corning, a portion of our international revenues and expenses are now denominated in foreign currencies. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, which would seriously harm our business, financial condition and results of operations.

Our business and future operating results may be adversely affected by events outside of our control.

     Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks throughout the world, including the continuation or potential worsening of the current global economic slowdown, the economic consequences of additional military action and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce. We cannot be certain that the insurance we maintain against fires, floods and general business interruptions will be adequate to cover our losses for such events in any particular case.

We may incur costs and experience disruptions complying with environmental regulations and other regulations.

     We handle hazardous materials as part of our manufacturing activities and are subject to a variety of governmental laws and regulations related to the use, storage, recycling, labeling, reporting, treatment, transportation, handling, discharge and disposal of such hazardous materials. Although we believe that our operations conform to presently applicable environmental laws and regulations, we may incur costs in order to comply with current or future environmental laws and regulations, including costs associated with permitting, investigation and remediation of hazardous materials and installation of capital equipment relating to pollution abatement, production modification and/or hazardous materials management. In addition, we currently sell products that incorporate firmware and electronic components. The additional level of complexity created by combining firmware and electronic components with our optical components requires that we comply with additional regulations, both domestically and abroad, related to power consumption, electrical emissions and homologation. Any failure to successfully obtain the necessary permits or comply with the necessary laws and regulations could have a material adverse effect on our operations.

The long sales cycles for sales of our products to customers may cause operating results to vary from quarter to quarter, which could continue to cause volatility in our stock price, and may prevent us from achieving profitability.

     The period of time between our initial contact with certain of our customers and the receipt of an actual purchase order from such customers often spans a time period of six to nine months, and sometimes longer. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products and our manufacturing processes before purchasing our products. While our customers are evaluating our products before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long-lead-time supplies. If we increase capacity and order supplies in anticipation of an order that does not materialize, our gross margins will decline and we will have to carry or write off excess inventory. Even if we receive an order, if we are required to add additional manufacturing capacity in order to service the customer’s requirements, such manufacturing capacity may be underutilized in a subsequent quarter, especially if an order is delayed or cancelled. Either situation could cause our results of operations to be below the expectations of investors and public market analysts, which could, in turn, cause the price of our common stock to decline.

We will lose significant sales and may not be successful if our customers do not qualify our products to be designed into their products and systems.

     In the telecommunications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. Once they decide to use a particular supplier’s product or component, these potential customers design the product into their system, which is known as a “design-in” win. Suppliers whose products or components are not designed in are unlikely to make sales to that company until the adoption of a future redesigned system at the earliest. If we fail to achieve design-in wins in potential customer’s qualification process, we may lose the opportunity for significant sales to such customers for a lengthy period of time.

If carriers for new telecommunications systems deployments do not select our systems-level customers, our shipments and revenues will be reduced.

     The rate at which telecommunications service providers and other optical network users have built new optical networks or installed new systems in their existing optical networks has fluctuated in the past and these fluctuations may continue in the future. Sales of our components depend on sales of fiber optic telecommunications systems by our systems-level customers, which are shipped in quantity when telecommunications service providers add capacity. Systems manufacturers compete for sales in each capacity deployment. If systems manufacturers that use our products in their systems do not win a contract, their demand for our products will decline, reducing our future revenues. Similarly, a telecommunications service provider’s delay in selecting systems manufacturers for a deployment could delay our shipments and revenues.

If the Internet does not continue to expand as a widespread communication and commerce media, demand for our products may decline further.

     Our future success depends on the continued growth and success of the telecommunications industry, including the continued growth of the Internet as a widely used medium for commerce and communication and the continuing demand for increased bandwidth over communications networks. If the Internet does not continue to expand as a widespread communication medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical transmission products may not develop. As a result, it would be unlikely that our products would achieve commercial success.

If the communications industry does not achieve a widespread transition to optical networks, our business may not succeed.

     The market for our products is relatively new and evolving. Future demand for our products is uncertain and will depend to a great degree on the speed of the widespread adoption of optical networks. If the transition occurs too slowly or ceases altogether, the market for our products and the growth of our business will be significantly limited.

Our stock price is highly volatile.

     The trading price of our common stock has fluctuated significantly since our initial public offering in February 2000, and is likely to remain volatile in the future. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

•	quarterly variations in our operating results;

•	significant developments in the businesses of telecommunications companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of telecommunications-related companies;

•	announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;

•	any deviation from projected growth rates in revenues;

•	any loss of a major customer or a major customer order;

•	additions or departures of key management or engineering personnel;

•	any deviations in our net revenue or in losses from levels expected by securities analysts;

•	activities of short sellers and risk arbitrageurs;

•	future sales of our common stock; and

•	volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies.

     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. As long as we continue to depend on a limited customer base and a limited number of products, there is substantial risk that our quarterly results will fluctuate. Furthermore, if our stockholders sell substantial amounts of our common stock in the public market during a short period of time, our stock price may decline significantly.

     Subject to certain restrictions on transfer which apply for a period of two years following the completion of our acquisitions of the optical components businesses of Alcatel and Corning, Alcatel or Corning may sell substantial amounts of our common stock in the public market which could cause the market price of our common stock to fall, and could make it more difficult for us to raise capital through public offerings or other sales of our capital stock. In particular, during the quarter ending December 31, 2004, Alcatel will be permitted to sell a greater number of shares of our common stock than it will be permitted to sell during other quarters during this two-year period.

Current and future litigation against us could be costly and time consuming to defend.

     We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition, results of operations and cash flows.

We may be unable to protect our proprietary technology, which could significantly impair our ability to compete.

     We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality agreements and other contractual restrictions on disclosure to protect our intellectual property rights. We also rely on confidentiality agreements with our employees, consultants and corporate partners, and controlled access to and distribution of our technology, software, documentation and other confidential information. We have numerous patents issued or applied for in the United States and abroad, of which some may be jointly filed or owned with other parties. We cannot assure you that any patent applications or issued patents will protect our proprietary technology, or that any patent applications or patents issued will not be challenged by third parties. Our intellectual property also consists of trade secrets, which require more monitoring and control mechanisms to protect. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we take will prevent misappropriation or unauthorized use of our technology. Further, other parties may independently develop similar or competing technology or design around any patents that may be issued to us.

     We use various methods to attempt to protect our intellectual property rights. However, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property. In particular, the laws in foreign countries may not protect our proprietary rights as fully as the laws in the United States.

If necessary licenses of third-party technology become unavailable or very expensive, we may be unable to develop new products and product enhancements, which could prevent us from operating our current business.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain a necessary third-party license required to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could prevent us from operating our business. For example, Alcatel currently holds patent cross licenses with various third parties that may be applicable to the optical components business we acquired from Alcatel. We cannot guarantee that we will be able to obtain these patent licenses from these third parties, or that we will be able to obtain these licenses on favorable terms. If we are not able to obtain licenses from these third parties, then we may be subject to litigation to defend against infringement claims from these third parties. In addition, we license certain proprietary technology from Fujitsu related to its proprietary virtually imaged phased array technology, which is critical to our PowerShaper VIPA product. The license agreement expires, unless earlier terminated, when the latest issued patent covered by the agreement expires. Currently, the latest expiring United States patent covered by the agreement will expire on June 18, 2018. The license agreement is also subject to termination upon the acquisition of more than a 50% interest in us by certain major communications system suppliers. Thus, if we are acquired by any of these specified companies, we will lose this license. The existence of this license termination provision may have an anti-takeover effect in that it would discourage those specified companies from acquiring us.

We may become subject to litigation regarding intellectual property rights, which could divert resources, cause us to incur significant costs, and restrict our ability to utilize certain technology.

     We may become a party to litigation in the future to protect our intellectual property or we may be subject to litigation to defend against infringement claims of others. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, incorporating or using our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•	redesign the products that use the technology; or

•	indemnify certain customers against intellectual property claims asserted against them.

     If we are forced to take any of these actions, our business may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

Acquisitions and investments may adversely affect our business.

     We regularly review acquisition and investment prospects that would complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. For example, in July 2003, we acquired the optical components businesses of Alcatel and Corning, and in August 2003 we acquired certain assets of the optical systems division of Vitesse. Acquisitions or investments could result in a number of financial consequences, including without limitation:

•	potentially dilutive issuances of equity securities;

•	reduced cash balances and related interest income;

•	higher fixed expenses which require a higher level of revenues to maintain gross margins;

•	the incurrence of debt and contingent liabilities;

•	amortization expenses related to intangible assets; and

•	large one-time write-offs.

     For example, as a result of our acquisitions of Holographix and LambdaFlex, we recorded in the first quarter of fiscal 2003 a transitional goodwill impairment charge for all of our goodwill of $37.5 million, in accordance with Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets.” Further, as a result of our disposal of certain property, equipment and intellectual property rights, we recorded in the second quarter of fiscal 2003 a reduction in long-lived assets of $1.5 million, in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

     Also, in March 2002, we entered into an Agreement and Plan of Reorganization with Oplink Communications, pursuant to which we intended to acquire all of the outstanding capital stock of Oplink. The merger was subject to the approval of our stockholders and the stockholders of Oplink. While our stockholders approved the issuance of Avanex common stock in connection with the merger, the stockholders of Oplink failed to approve the merger in August 2002. We expensed $4.1 million in related merger expenses during the first quarter of fiscal 2003.

     Furthermore, acquisitions involve numerous operational risks, including:

•	difficulties integrating operations, personnel, technologies, products and the information systems of the acquired companies;

•	diversion of management’s attention from other business concerns;

•	diversion of resources from our existing businesses, products or technologies;

•	risks of entering geographic and business markets in which we have no or limited prior experience; and

•	potential loss of key employees of acquired organizations.

Certain provisions of our certificate of incorporation and bylaws and Delaware law could delay or prevent a change of control of us.

     Certain provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

     In addition, Alcatel and Corning own shares of Avanex common stock representing approximately 25% and 15%, respectively, of the outstanding shares of Avanex common stock as of February 24, 2004. Pursuant to the stockholders’ agreement entered into by Avanex, Alcatel and Corning, Alcatel and Corning are generally required to vote on all matters as recommended by the board of directors of Avanex, except, in the case of Alcatel, for proposals relating to certain acquisition transactions between Avanex and certain competitors of Alcatel. The concentration of ownership of our shares of common stock, combined with the voting requirements contained in the stockholders’ agreement, could have the effect of delaying or preventing a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, unless the transaction is approved by our board of directors.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders upon the offer and sale of their shares. See “Selling Stockholders” and “Plan of Distribution” described below.

SELLING STOCKHOLDERS

     In February 2004, we sold 7,319,761 shares of our common stock at a purchase price of $5.49 per share in a private placement to institutional investors. We also issued to such investors additional investment rights to purchase up to an additional 1,463,954 shares of our common stock at $5.49 per share. These additional investment rights are exercisable immediately after the closing date of the private placement and are expected to expire 60 trading days after the date the registration statement becomes effective.

     Each investor in the private placement is listed below as a selling stockholder. The term “selling stockholder” also includes any transferees, pledgees, donees, or other successors in interest to any of the selling stockholders named in the table below. The information concerning the selling stockholders may change from time to time and will be set forth in supplements to this prospectus if required. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

     The following table sets forth the following information as of February 24, 2004 with respect to each selling stockholder:

•	The number of shares of our common stock beneficially owned by the selling stockholder prior to any sales pursuant to this prospectus, including the number of shares issuable to such selling stockholder upon exercise of additional investment rights;

•	The number of shares of our common stock that the selling stockholder may purchase upon exercise of the additional investment right issued to such selling stockholder in February 2004;

•	The number of shares of our common stock that the selling stockholder may offer and sell pursuant to this prospectus; and

•	The percentage of our outstanding common stock that will be beneficially owned by the selling stockholder or is subject to the additional investment right held by the selling stockholder following the offering.

     The selling stockholders may sell all or some portion of our common stock covered by this prospectus. The fifth column in the following table assumes the sale of all the shares offered by the selling stockholders pursuant to this prospectus. The information is based on information provided by or on behalf of the selling stockholders.

     None of the selling stockholders have had a material relationship with us within the past three years other than as described above or as a result of the ownership of the shares or other securities of Avanex. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

	Shares	Shares	Number of	Percentage of
	Beneficially	Subject to	Shares Which	Outstanding
	Owned Prior	Additional	May Be Sold	Common Stock
	to the	Investment	Pursuant to This	Owned Following
Name of Selling Stockholder	Offering(1)	Right(2)	Prospectus(3)	the Offering(4)

Bay Star Capital II, LP (5)	1,632,800	160,000	960,000	*
Citadel Equity Fund Ltd. (6)	3,507,142 (7)	200,000	1,200,000	1.61%
Deephaven Small Cap Growth Fund, LLC (8)	955,518	72,860	437,158	*
Deutsche Bank, AG London Branch (9)	2,617,758	364,299	2,185,792	*
Heimdall Investments Ltd. (10)	1,286,394	200,000	1,200,000	*
Smithfield Fiduciary LLC (11)	1,064,808	91,075	546,448	*
Portside Growth and Opportunity Fund (12)	960,711	145,720	874,317	*
Mainfield Enterprises Inc. (13)	560,382	70,000	420,000	*
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd. (14)	793,000	128,000	768,000	*
UBS O’Connor LLC f/b/o PIPES Corporate Strategies Ltd. (14)	267,000	32,000	192,000	*
TOTAL	13,645,513	1,463,954	8,783,715	3.37%

*	Less than 1%

(1)	The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power and also any shares which an individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. The shares listed in this column include shares underlying additional investment rights acquired in February 2004 and, for certain selling stockholders, November 2003, which are exercisable within 60 days of February 24, 2004. The calculation of the shares beneficially owned does not take into account the limitation on more than 4.99% beneficial ownership contained in the terms of the additional investment rights. Percentage of beneficial ownership is based on 143,167,151 shares of common stock outstanding as of February 24, 2004. Unless otherwise indicated, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholders.

(2)	For each selling stockholder, the shares listed in this column underlie additional investment rights acquired by such selling stockholders in February 2004 and are included in the number of shares listed in the second column of this table as beneficially owned prior to the offering by such selling stockholder.

(3)	This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(4)	We do not know when or in what amounts the selling stockholders may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering and that the selling stockholders will not have entered into any other transactions with respect to the securities of Avanex.

(5)	Bay Star Capital Management, LLC is the General Partner of Bay Star Capital II, LP. Lawrence Goldfarb, Steven M. Lamar and Steven P. Derby are the Managing Members of Bay Star Capital Management, LLC. Bay Star Capital Management, LLC has voting and investment power over the shares held by Bay Star Capital II, LP.

(6)	Citadel Limited Partnership (“Citadel”) is the trading manager of Citadel Equity Fund, Ltd., and consequently has voting and investment control over securities owned by Citadel Equity Fund, Ltd. (“CEFL”). Citadel disclaims beneficial ownership of the securities owned by CEFL. Kenneth C. Griffin indirectly controls Citadel. Mr. Griffin also disclaims beneficial ownership of the securities owned by CEFL.

(7)	Includes 751,900 shares held by Aragon Investments, Ltd., which is wholly owned by Citadel Equity Fund, Ltd.

(8)	Colin Smith, the Chief Executive Officer of Deephaven Small Cap Growth Fund, LLC, has voting and investment control over the securities held by Deephaven Small Cap Growth Fund, LLC.

(9)	DB Advisors, a wholly owned subsidiary of Deutsche Bank AG, is the investment manager of a portfolio held by Deutsche Bank AG, London Branch, and consequently has voting control and investment discretion over the shares held by Deutsche Bank AG, London Branch. DB Advisors disclaims beneficial ownership of such shares.

(10)	HBK Investments L.P. has sole voting and dispositive power over the securities held by Heimdall Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Heimdall Investments Ltd. Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar control HBK Investments L.P.

(11)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares held by Smithfield.

(12)	Ramius Capital Group, LLC is the Investment Advisor to Portside Growth and Opportunity Fund. The Managing Member of Ramius Capital Group, LLC is C4S&Co., the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the securities held by Portside Growth and Opportunity Fund. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(13)	Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over the shares held by Mainfield Enterprises, Inc. Avi Vigder disclaims beneficial ownership of such shares.

(14)	UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, a public company whose shares trade on the New York Stock Exchange.

PLAN OF DISTRIBUTION

     The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions on a national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	transactions in the over-the-counter market;

•	privately negotiated transactions;

•	short sales;

•	through the writing of call options, whether such options are listed on a national exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     In connection with sales of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell such shares.

     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may be in excess of what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer and donate the shares of common stock in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after, if required, we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the transferees, donees or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     The consolidated financial statements of Avanex Corporation appearing in Avanex Corporation’s Annual Report (Form 10-K) for the year ended June 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference.

Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The combined financial statements of the Optronics division of Alcatel for the year ended December 31, 2002 appearing in Avanex Corporation’s Current Report on Form 8-K filed with the Commission on September 26, 2003 have been audited by Deloitte Touche Tohmatsu, Independent Auditors, as stated in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of the Optronics division of Alcatel for the years ended December 31, 2001 and 2000 appearing in Avanex Corporation’s Current Report on Form 8-K filed with the Commission on September 26, 2003 have been audited by Barbier Frinault & Autres, Independent Public Accountants, a member firm of Andersen Worldwide, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing. After reasonable efforts, we have not been able to obtain the written consent of Barbier Frinault & Autres as required by Section 7 of the Securities Act, and we have dispensed with the requirement to file its consent in reliance on Rule 437a promulgated under the Securities Act. Because this registration statement does not contain a written consent from Barbier Frinault & Autres, it is possible that Barbier Frinault & Autres might assert that any right of recovery against them under Section 11(a) of the Securities Act is limited. However, in the event that any claims under Section 11(a) of the Securities Act are brought, other persons who may be subject to such claims may still rely on Barbier Frinault & Autres’s original audit report as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act. Investors may have no effective remedy against Barbier Frinault & Autres in connection with any claims.

     The financial statements of the optical components business of Corning appearing in Avanex Corporation’s Current Report on Form 8-K filed with the Commission on September 26, 2003 have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

•	GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). In addition, we have filed with the SEC a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	STOCK MARKET. The common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the

SEC will automatically update and supersede previously filed information, including information contained in this document.

INFORMATION INCORPORATED BY REFERENCE

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

–	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed on September 26, 2003.

–	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 filed on November 14, 2003.

–	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004.

–	Our Current Report on Form 8-K filed on August 15, 2003.

–	Our Current Report on Form 8-K filed on September 26, 2003.

–	Our Current Report on Form 8-K filed on November 12, 2003.

–	Our Current Report on Form 8-K filed on November 21, 2003.

–	Our Current Report on Form 8-K filed on February 13, 2004.

–	Our Current Report on Form 8-K filed on March 1, 2004.

–	The description of our common stock contained in our Registration Statement on Form 8-A filed on January 26, 2000 pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

–	The description of our Preferred Stock Rights Agreement contained in our Registration Statement on Form 8-A filed on August 24, 2001, as amended on March 28, 2002, and as further amended on May 30, 2003, pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

     You may request free copies of these filings by writing or telephoning us at the following address:

Avanex Corporation
40919 Encyclopedia Circle
Fremont, CA 94538
Attention: Investor Relations
Telephone: (510) 897-4188

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

Amount To Be
Paid by
Registrant

SEC registration fee	$5,486.58
Legal fees and expenses	75,000.00
Accounting fees and expenses	10,000.00
Miscellaneous expenses	1,000.00

Total	$91,486.58

Item 15. Indemnification of Directors and Officers

     Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides in relevant part that “[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful”. With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that “[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor...[by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.”

     The Eighth Article of Avanex’s Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of Avanex’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of Avanex if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of Avanex, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     Avanex has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Avanex’s Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     Avanex carries officer and director liability insurance with respect to certain matters, including matters arising under the 1933 Securities Act, as amended.

Item 16. Exhibits

Exhibit
Number	Description of Document

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being registered.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Deloitte Touche Tohmatsu, Independent Auditors.

23.3	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.4	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (which is included on page II-4 herein).

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California, on March 1, 2004.

AVANEX CORPORATION

By:	/s/ WALTER ALESSANDRINI

Walter Alessandrini
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Walter Alessandrini and Anthony A. Florence, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and on his or her behalf to sign, execute and file this Registration Statement and any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and any and all documents required to be filed with respect therewith, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ WALTER ALESSANDRINI Walter Alessandrini	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	March 1, 2004

/s/ LINDA REDDICK Linda Reddick	Chief Financial Officer (Principal Financial and Accounting Officer)	March 1, 2004

/s/ TODD BROOKS Todd Brooks	Director	March 1, 2004

/s/ VINT CERF Vint Cerf	Director	March 1, 2004

/s/ SYRUS P. MADAVI Syrus P. Madavi	Director	March 1, 2004

/s/ JOSEPH MILLER	Director	March 1, 2004
Joseph Miller

/s/ JOEL SMITH	Director	March 1, 2004
Joel Smith

Signature	Title	Date

/s/ SUSAN WANG Susan Wang	Director	March 1, 2004

EXHIBIT INDEX

Exhibit
Number	Description of Document

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of Deloitte Touche Tohmatsu, Independent Auditors.

23.3	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.4	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (which is included on page II-4 herein).